Exhibit 99.1

Catalyst Paper's offer accepted by holders of US$15.6 million of Floating Rate Senior Secured Notes

RICHMOND, BC, April 24, 2013 /CNW/ - Catalyst Paper (TSX:CYT) announced today that holders of approximately US$15.6 million of its Floating Rate Senior Secured Notes due 2016 accepted the offer made by Catalyst on March 26, 2013 to purchase up to approximately US$20 million of its Floating Rate Notes. The offer expired 5:00 PM, New York City time on April 24, 2013.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:

Brian Baarda
Vice President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
604-247-4037

Media:

Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 19:54e 24-APR-13